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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             -----------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                               ASA HOLDINGS, INC.
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                                (Name of Issuer)

                     Common Stock, Par Value $.10 per share
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                         (Title of Class of Securities)

                                    04338Q107
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 15, 1999
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 pages)

                            Exhibit Index on page 17

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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.          04338Q107         13D/A                 Page 2 of 17 Pages



   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Delta Air Lines, Inc.
         IRS Identification No. 58-0218548

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                        (b)[ ]

   3.    SEC USE ONLY


   4.    SOURCE OF FUNDS

         WC

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF           7.     SOLE VOTING POWER
        SHARES                   0
     BENEFICIALLY
       OWNED BY           8.     SHARED VOTING POWER
         EACH                    7,995,000
      REPORTING
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 0

                         10.    SHARED DISPOSITIVE POWER
                                7,995,000

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,995,000


  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]


  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.0%

  14.    TYPE OF REPORTING PERSON

         CO





CUSIP No.          04338Q107         13D/A                  Page 3 of 17 Pages


   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Delta Air Lines Holdings, Inc., a wholly owned subsidiary of Delta Air Lines, Inc.

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                        (b)[ ]

   3.    SEC USE ONLY

   4.    SOURCE OF FUNDS

         AF

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF           7.     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                0
       OWNED BY
         EACH             8.     SHARED VOTING POWER
      REPORTING
     PERSON WITH                 7,995,000


                          9.     SOLE DISPOSITIVE POWER

                                 0

                         10.    SHARED DISPOSITIVE POWER
                                7,995,000

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,995,000


  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]


  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.0%

  14.    TYPE OF REPORTING PERSON

         CO




         Delta Air Lines, Inc., a Delaware corporation ("Delta"), and Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Delta ("Holdings"), hereby amend the Statement on Schedule 13D previously filed by Delta (the "Original Schedule 13D"), as heretofore amended by Amendments Nos. 1 and 2 dated June 20, 1986 and January 2, 1990, respectively (as so amended, the "Schedule 13D"), relating to the Common Stock of ASA Holdings, Inc. owned by Holdings.

         As the Original Schedule 13D and Amendments Nos. 1 and 2 thereto were filed in paper format, Part I of this Amendment No. 3 restates verbatim the entire text of the Original Schedule 13D as amended by Amendments Nos. 1 and 2 pursuant to Rule 13d-2(e) of the General Rules and Regulations Under the Exchange Act of 1934, as amended. Part II of this Amendment No. 3 contains the disclosure which prompted this filing.


                                     PART I

         Item 1.      Security and Issuer

         The class of equity securities to which this Statement relates is the Common Stock, par value $.10 per share (the "Common Stock"), of Atlantic Southeast Airlines, Inc., a Georgia corporation ("ASA"). The principal executive offices of ASA are located at 1688 Phoenix Parkway, College Park, Georgia 30349.

         Item 2.      Identity and Background

         This Statement is being filed by Delta Air Lines, Inc., a Delaware corporation ("Delta"). Delta is a commercial airline serving approximately 100 domestic destinations in 35 states, the District of Columbia and Puerto
Rico and 9 cities in 7 foreign countries. The principal executive offices of Delta are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320.

         This statement is also being filed by Holdings, a Delaware corporation. Holdings is a wholly owned subsidiary of Delta formed to hold certain assets of Delta. The principal executive offices of Holdings are located at 1100 North Market Street, Suite 780, Wilmington, Delaware 19801.

         (a) - (c), (f). The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Delta are set forth in Schedule 1* hereto.

         The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Holdings are set forth in Schedule II** hereto.

--------
         *Incorporated herein by reference to the schedule of the same number in the Schedule 13D previously filed by Delta in paper format on June 6, 1986 relating to Delta's ownership of the Company's Common Stock.

         **Incorporated herein by reference to the schedule of the same number in Amendment No. 2 to the Schedule 13D previously filed by Delta in paper format on January 5, 1990 relating to Delta's ownership of the Company's Common Stock.

         (d) - (e). During the last five years, neither Delta nor, to the best of its knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         During the last five years, neither Holdings nor, to the best of its knowledge, any of its executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.      Source and Amount of Funds or Other Consideration

         Pursuant to the Stock Purchase Agreement dated May 28, 1986 (the "Stock Purchase Agreement") between Delta and ASA, ASA has agreed to sell to Delta, and Delta has agreed to purchase, 2,665,000 authorized but unissued shares of Common Stock at $14.25 per share, or an aggregate purchase price of $37,976,250. All of such funds will be obtained by Delta out of its available general corporate funds.

         Item 4.      Purpose of Transaction

         Delta will acquire the 2,665,000 shares of Common Stock subject to the Stock Purchase Agreement for the purpose of obtaining a significant equity interest in ASA. Delta is making this investment at this time in order to solidify and enhance ASA's continuing participation in Delta's joint marketing program with various regional carriers known as "The Delta Connection."

         Although Delta has no current intention of increasing its equity interest in ASA, Delta intends to review its investment in ASA on a continuing basis and, depending on future developments in the airline industry and other factors (including, among others, ASA's business and prospects, developments with respect to Delta's business, other business opportunities available to Delta, general economic conditions and money and stock market conditions), Delta may determine to acquire additional shares of Common Stock from time to time through open market purchases, in privately negotiated transactions or otherwise. Delta may also determine to dispose of some or all of the shares of Common Stock it acquires.

         The purchase and sale of the shares of Common Stock contemplated by the Stock Purchase Agreement is subject to conditions customary in transactions of this nature, including the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is not subject to the approval of the United States Department of Transportation.

         The Stock Purchase Agreement provides that, if Delta so requests, as promptly as practicable following the closing under such Agreement, ASA will take such action as may be necessary to elect two designees of Delta to the board of directors of ASA, and thereafter, for as long as Delta owns at least 10% of the outstanding Common Stock, ASA will include at least two Delta designees on its slate of nominees for election as directors and will use its reasonable best efforts to assure that such individuals are elected to ASA's board of directors. Delta presently intends to request that two members of its senior management be elected to the board of directors of ASA.

         Except as set forth in this Item 4 and in Item 6 below, neither Delta nor, to the best of its knowledge, any of its executive officers or directors has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Except as set forth in this Item 4, neither Holdings nor, to the best of its knowledge, any of its executive officers or directors has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Item 5.      Interest in Securities of the Issuer

         (a) Holdings is (and by virtue of its ownership of all of the capital stock of Holdings, Delta may be deemed to be) the beneficial owner of the Shares.

         Except as set forth in this Item 5(a), neither Holdings nor, to the best of its knowledge, any of its executive officers or directors, owns any shares of Common Stock.

         (b) Holdings has (and by virtue of Delta's ownership of all of the capital stock of Holdings, Delta may be deemed to share with Holdings and Holdings may be deemed to share with Delta) the power to vote or to direct the vote of, and the power to dispose of or direct the disposition of, the Shares.

         (c) Pursuant to the Stock Purchase Agreement, on June 19, 1986, Delta acquired 2,665,000 authorized but unissued shares of Common Stock from ASA at $14.25 per share.

         On December 27, 1989, Delta assigned and transferred the Shares to Holdings as a capital contribution.

         Except as set forth in this Item 5(c), neither Delta nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in shares of Common Stock during the past 60 days.

         Except as set forth in this Item 5(c), neither Holdings nor, to the best of its knowledge, any of its executive officers or directors, has effected any transaction in shares of Common Stock during the past 60 days.

         (d) No person other than Holdings and Delta will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

         Pursuant to the Stock Purchase Agreement, ASA has granted Delta the right, for so long as Delta owns at least 10% of the outstanding Common Stock, to acquire a pro rata portion of any voting securities that ASA may issue in the future. ASA has also granted Delta certain "demand" and "piggyback" registration rights in the event Delta should determine to sell any shares of Common Stock (or other voting securities of ASA acquired pursuant to the Stock Purchase Agreement) under circumstances requiring the registration of such sale under the Securities Act of 1933, as amended.

         Under the Stock Purchase Agreement, Delta has granted ASA a right of first refusal with respect to any voting securities of ASA that Delta may determine to sell, at any time Delta owns at least 5% of the outstanding Common Stock, in a private sale or in certain public offerings registered under the Securities Act of 1933, as amended.

         Except as set forth or incorporated by reference in this Item 6, neither Delta nor, to the best of its knowledge, any of its executive officers or directors has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of ASA, including but not limited to, those enumerated in Item 6 of Schedule
13D.

         Except as set forth or incorporated by reference in this Item 6, neither Holdings nor, to the best of its knowledge, any of its executive officers or directors, has any contracts, arrangements, understanding or relationships (legal or otherwise), with any person with respect to any securities of ASA, including but not limited to, those enumerated in Item 6 of Schedule 13D.

         Item 7.      Material to be filed as Exhibits

         The Exhibit Index on page 15 is incorporated herein by reference.


                                     PART II

         Item 1.      Security and Issuer

         Item 1 is hereby amended by adding the following:

         ASA Holdings, Inc. ("ASA Holdings") became the parent of ASA pursuant to a corporate reorganization which became effective December 31, 1996. On that date, ASA was merged with a wholly-owned subsidiary of ASA Holdings, and each outstanding share of Common Stock was automatically converted into one share of ASA Holdings common stock, par value $.10 per share (except for shares of Common Stock then held by ASA as treasury stock). As such, all references herein to the "Company" shall refer collectively to ASA Holdings and ASA, and all references to "Common Stock" shall refer, as to periods before the reorganization, to shares of common stock of ASA, par value $.10 per share, and, as to periods after the reorganization, to shares of common stock of ASA Holdings, par value $.10 per share. The principal executive offices of ASA Holdings are located at 100 Hartsfield Centre Parkway, Suite 800, Atlanta, GA 30354.

         Item 4.      Purpose of Transaction

         Item 4 is hereby amended by deleting the second paragraph and replacing it with the following:

         On February 15, 1999, ASA Holdings entered into an Agreement and Plan of Merger (the "Merger Agreement") with Delta and Delta Sub, Inc. ("Delta Sub") a direct, wholly owned subsidiary of Holdings. Pursuant to the terms of the Merger Agreement, Delta Sub will commence an offer (the "Tender Offer") to purchase all of the outstanding shares of Common Stock at a price of $34.00 per share, net to the seller in cash as promptly as practicable after the date hereof, but in no event later than Monday, February 22, 1999. The Tender Offer will be subject to the condition, among others described in the Merger Agreement, that there be tendered a number of shares of Common Stock which, together with the shares of Common Stock then owned by Delta and its affiliates, represents at least a majority of the Common Stock outstanding on a fully diluted basis.

         It is Delta's intention that, following completion of the Offer, pursuant to the Merger Agreement, Delta Sub will be merged with and into ASA Holdings (the "Merger"). Each outstanding share of Common Stock will be converted, at the effective time of the Merger, into the right to receive $34.00 in cash. As a result of the Merger, ASA Holdings would become a direct, wholly-owned subsidiary of Holdings and an indirect, wholly-owned subsidiary of Delta. The consummation of the Merger is subject to certain customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the shareholders of ASA Holdings in accordance with the provisions of applicable law.

         Concurrently with the execution of the Merger Agreement, Delta entered into a Shareholders Agreement dated as of February 15, 1999 (the "Shareholders Agreement") between Delta and certain shareholders of ASA Holdings, as more fully described in Item 6 hereof.

         This summary of the terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended by adding the following:

         Pursuant to the Shareholders Agreement, George F. Pickett, John W. Beiser, Elizabeth H. Pickett and Maureen W. Beiser (collectively, the "Shareholders") have agreed to tender, or cause to be tendered, all outstanding Common Stock which they each beneficially own (the "Beneficial Shares") in the Tender Offer. Further, the Shareholders have agreed that they will not vote the Beneficial Shares in favor of any other acquisition proposal or other agreement that would impede or prevent the transactions contemplated by the Merger Agreement.

         This summary of the terms of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement. A copy of the Shareholders Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

         Item 7.  Materials to be Filed as Exhibits.

Exhibit 99.1 --   Stock Purchase Agreement dated May 28, 1986 between        *
                  Delta and ASA.

Exhibit 99.2 --   Joint press release issued by Delta and ASA on             *
                  May 23, 1986.

Exhibit 99.3 --   Agreement and Plan of Merger dated as of February 15,
                  1999 among ASA Holdings, Delta and Delta Sub, Inc.

Exhibit 99.4 --   Shareholders Agreement dated as of February 15, 1999
                  between Delta and the four shareholders of ASA
                  Holdings named on Schedule I thereto.
________________________

         * Incorporated herein by reference to exhibit of the same number in the Schedule 13D previously filed by Delta in paper format on June 6, 1986 relating to Delta's ownership of the Company's Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        DELTA AIR LINES, INC.


                                        By: /s/ Warren C. Jenson
                                            ----------------------------------
                                            Name:  Warren C. Jenson
                                            Title: Executive Vice President
                                                   and Chief Financial Officer



Dated:     February 16, 1999


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       DELTA AIR LINES HOLDINGS, INC.


                                       By: /s/ Leslie P. Klemperer
                                           ----------------------------------
                                           Name:  Leslie P. Klemperer
                                           Title: Vice President and Secretary



Dated:     February 16, 1999




                                  EXHIBIT INDEX

Exhibit 99.1    --      Stock Purchase Agreement dated                       *
                        May 28, 1986 between Delta and ASA.

Exhibit 99.2    --      Joint press release issued by                        *
                        Delta and ASA on May 23, 1986.

Exhibit 99.3    --      Agreement and Plan of Merger dated as of
                        February 15, 1999 among ASA Holdings, Delta and Delta Sub, Inc.

Exhibit 99.4    --      Shareholders Agreement dated as of February
                        15, 1999 between Delta and the four shareholders of ASA Holdings named on Schedule I thereto.

________________________

         * Incorporated herein by reference to exhibit of the same number in the Schedule 13D previously filed by Delta in paper format on June 6, 1986 relating to Delta's ownership of the Company's Common Stock.